SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE § 240.13d-2 (a)
(Amendment No. 10)1
eMagin Corporation

(Name of Issuer)
Common Stock, $0.001 par value per share

(Title of Class of Securities)
29076N 20 6

(CUSIP Number)

Frank S. Vellucci, Esq.
Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, NY 10112
(212) 408-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 2, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

[1] The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29076N 20 6	13D

1	NAMES OF REPORTING PERSONS Stillwater LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,968,374[1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,968,374[1]

WITH	10	SHARED DISPOSITIVE POWER

1,933,795[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,902,169

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.0%

14	TYPE OF REPORTING PERSON

OO

[1]
Consists of Issuer’s Common Stock and the aggregate number of shares of the Issuer’s Common Stock issuable upon exercise of Stock Purchase Warrants dated March 3, 2004, April 9, 2007 (as amended on July 23, 2007) and April 2, 2008, and upon conversion of Secured Notes dated April 9, 2007 (as amended on July 23, 2007).

[2]	The sole member of Stillwater LLC is the investment manager of a corporation that owns such reported securities.

CUSIP No. 29076N 20 6	13D

1	NAMES OF REPORTING PERSONS Ginola Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Isle of Man

	7	SOLE VOTING POWER

NUMBER OF		2,534,413[3]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,534,413[3]

WITH	10	SHARED DISPOSITIVE POWER

2,516,260[4]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,050,673

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.0%

14	TYPE OF REPORTING PERSON

CO

[3]
Consists of aggregate number of shares of the Issuer’s Common Stock issuable upon exercise of Stock Purchase Warrants dated March 3, 2004, November 3, 2004, July 21, 2006 (as amended on July 23, 2007) and April 2, 2008, and upon conversion of Secured Notes dated July 21, 2006 (as amended on July 23, 2007).

[4]
Consists of shares of Issuer’s Common Stock and warrants owned by trusts and holding companies with the same directors and/or controlling shareholders as Ginola Limited. This report shall not be deemed an admission that Ginola Limited is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act.

CUSIP No. 29076N 20 6
     This Amendment No. 10 to Schedule 13D (“Amendment No. 10”) is being filed by Stillwater LLC, a Delaware limited liability company (“Stillwater”) and Ginola Limited, a company organized in Isle of Man (“Ginola” and, together with Stillwater, the “Reporting Persons”), to amend the Schedule 13D (the “Schedule 13D”) originally filed by the Reporting Persons on May 5, 2003, and as amended by Amendment No. 1 to the Schedule 13D filed March 8, 2004, Amendment No. 2 to the Schedule 13D filed April 19, 2004, Amendment No. 3 to the Schedule 13D filed April 30, 2004, Amendment No. 4 to the Schedule 13D filed November 5, 2004, Amendment No. 5 to the Schedule 13D filed March 1, 2005, Amendment No. 6 to the Schedule 13D filed October 28, 2005, Amendment No. 7 to the Schedule 13D filed July 26, 2006, Amendment No. 8 to the Schedule 13D filed April 18, 2007 and Amendment No. 9 to the Schedule 13D filed August 2, 2007 with respect to beneficial ownership of common stock, $0.001 par value per share (the “Common Stock”), of eMagin Corporation (“eMagin” or “Issuer”), a corporation organized under the laws of the State of Delaware. The address of the principal executive offices of eMagin is 10500 N.E. 8th Street, Suite 1400, Bellevue, WA 98004.
     In accordance with Exchange Act Rule 13d-2, this Amendment No. 10 amends and supplements only information that has materially changed since the August 2, 2007 filing of Amendment No. 9 to Schedule 13D.
Item 5. Interest in Securities of the Issuer.

	Common Stock	Percent
	Beneficially Owned	of Class
(a) Stillwater [1]	5,902,169	33.0%
Ginola [3]	5,050,673	28.0%

	Common Stock	Percent
	Beneficially Owned	of Class
(b) Stillwater
Sole Voting Power	3,968,374	24.5%
Shared Voting Power	- 0 -	0%
Sole Dispositive Power	3,968,374	24.5%
Shared Dispositive Power [2]	1,933,795	12.2%

	Common Stock	Percent
	Beneficially Owned	of Class
Ginola
Sole Voting Power	2,534,413	15.7%
Shared Voting Power	- 0 -	0%
Sole Dispositive Power	2,534,413	15.7%
Shared Dispositive Power [4]	2,516,260	15.7%

CUSIP No. 29076N 20 6

1	Consists of Issuer’s Common Stock and the aggregate number of shares of the Issuer’s Common Stock issuable upon exercise of Stock Purchase Warrants dated March 3, 2004, November 3, 2004, October 26, 2005, July 21, 2006 (as amended on July 23, 2007), April 9, 2007 (as amended on July 23, 2007) and April 2, 2008, and upon conversion of Secured Notes dated July 21, 2006 (as amended on July 23, 2007) and April 9, 2007 (as amended on July 23, 2007).

2	The sole member of Stillwater is the investment manager of a corporation that owns such reported securities.

3	Consists of aggregate number of shares of the Issuer’s Common Stock issuable upon exercise of Stock Purchase Warrants dated March 3, 2004, November 3, 2004, October 26, 2005, July 21, 2006 (as amended on July 23, 2007) and April 2, 2008, and upon conversion of Secured Notes dated July 21, 2006 (as amended on July 23, 2007).

4	Consists of shares of Common Stock and warrants owned by trusts and holding companies with the same directors and/or controlling shareholders as Ginola. This report shall not be deemed an admission that Ginola is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act.

CUSIP No. 29076N 20 6
(c) Since the filing of Amendment No. 9 to Schedule 13D on August 2, 2007 the following transactions were effected:
               (i) On April 2, 2008, Stillwater purchased 480,769 shares of Issuer’s Common Stock at $1.04 per share and received 240,385 warrants for the purchase of shares of Issuer’s Common Stock with an exercise price of $1.30 per share, which expire on April 2, 2013, for $500,000 pursuant to the Securities Purchase Agreement between Stillwater and the Issuer dated April 2, 2008, as such transaction is described further in the Issuer’s Form 8-K filed on April 4, 2008.
               (ii) On April 2, 2008, Ginola purchased 240,385 shares of Issuer’s Common Stock at $1.04 per share and received 120,193 warrants for the purchase of shares of Issuer’s Common Stock with an exercise price of $1.30 per share, which expire on April 2, 2013, for $250,000 pursuant to the Securities Purchase Agreement between Ginola and the Issuer dated April 2, 2008, as such transaction is described further in the Issuer’s Form 8-K filed on April 4, 2008.
               (iii) On April 2, 2008, a corporation with substantially the same directors as Ginola purchased 240,385 shares of Issuer’s Common Stock at $1.04 per share and received 120,193 warrants for the purchase of shares of Issuer’s Common Stock with an exercise price of $1.30 per share, which expire on April 2, 2013, for $250,000 pursuant to the Securities Purchase Agreement between such corporation and the Issuer dated April 2, 2008, as such transaction is described further in the Issuer’s Form 8-K filed on April 4, 2008.
(d) Not applicable.
(e) Not applicable.
Item 7. To Be Filed as Exhibits.

Exhibit
No.	Description	Page
1	Agreement of Reporting Persons to file joint statement on Schedule 13D	8

CUSIP No. 29076N 20 6
Signatures
     After reasonable inquiry and to the best knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: April 14, 2008

STILLWATER LLC
By:	/s/ Mortimer D.A. Sackler
	Name:	Mortimer D.A. Sackler
	Title:	President

GINOLA LIMITED
By:	/s/ Jonathan White
	Name:	Jonathan White
	Title:	Director